N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Balanced Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	16,348,443	0.16		96,214,570	9.35
Class B	1,331,154	0.09		11,084,472	9.35
Class C	800,868	0.09		7,693,925	9.35
Class I	4,703,494	0.19		21,854,573	9.31